SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

SECOND CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on May 06, 2010, at 10 a.m., on second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, in the Extraordinary General Shareholders’ Meetings to decide on the following AGENDA:

(i)            To amend Article 5th of Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting;

(ii)          To amend the following provisions of Company’s Bylaws: (a) Sole Paragraph of Article 3rd in order to rectify the reference to other provisions of Company’s Bylaws; (b) Article 18 so as to establish the proceedings for the replacement of members of the Board of Directors in case of temporary absence or impairment, or vacancy; (c) item (w) of Article 21 in order to rectify the reference to other provisions of Company’s Bylaws; (d) insertion of new Articles 26, 29, 30, 31 and 32 in order to include in Company’s Bylaws the duties and powers of Chief Financial Officer, of Superintendent Officer of Construction, of Superintendent Officer of Incorporation and of Institutional Relations Officer with the consequent re-numeration of the subsequent provisions.

(iii)        To restate Company’s Bylaws; and

(iv)        As guaranty for the Company’s obligations under its 7th issuance of debentures, non-convertible into shares, in one single and indivisible lot, in one single series, with floating guarantee (garantia flutuante) and additional guarantees (including in rem guarantees), for public distribution (“7th Issuance”), approved in the Extraordinary General Shareholders’ Meeting held on November 16, 2009, to authorize the constitution of a fiduciary assignment over the real estate properties of the projects financed by the 7th Issuance, in favor of the Debenture Holder, represented by the Fiduciary Agent.

General Information:

-     The management proposal for the new wording of the Company’s Bylaws is available to the Company’s shareholders in the website www.gafisa.com.br/ri as well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

-     In order to facilitate the access of the shareholders to the Meeting, the shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until May 03rd, 2010: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

-       Shareholders or their attorneys-in-fact shall attend to the General Meetings holding documents which evidence their identity.

São Paulo, April 27, 2010

Gary Robert Garrabrant

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer